FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2009

                     Gilat Satellite Networks Ltd.---------
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X---                     Form 40-F      ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________   No  ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 9, 2009 announcing that Registrant’s  long-time customer, DCC Satellite & Networks Ltd., is deploying a SkyEdge II network to serve hundreds of Nigerian financial institutions.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By:           /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Dated February 9, 2009

DCC Selects Gilat SkyEdge II Broadband Satellite Network to Serve Nigerian Banking Sector

New Network Provides Reliable, High-Speed Communications Between Branches, Provincial Offices and Other Institutions

PETAH TIKVA, Israel, Feb. 9, 2009 (GLOBE NEWSWIRE) -- Gilat Satellite Networks Ltd. (Nasdaq:GILT) today announced that its long-time customer, DCC Satellite & Networks Ltd., is deploying a SkyEdge II network to serve hundreds of Nigerian financial institutions. DCC is already serving hundreds of Nigerian corporations through its existing SkyEdge network.

DCC chose Gilat's SkyEdge II network to provide enhanced voice and data networking services between branches, while meeting the strict requirements of the banking industry. A major requirement for this sector is security, including encryption and firewall applications. Other requirements include: high-speed connectivity to allow high throughput for file transfer; voice quality for telephony; reliability and high availability including satellite redundancy; advanced Quality of Service (QoS) to prioritize application data traffic; and unified networks for multiple branches.

"Gilat has enabled us to significantly enhance our communications offering to the Nigerian banking sector," said DCC Managing Director Philip Obioha. "With SkyEdge and SkyEdge II, we can exceed the demands of Nigerian banks, thereby helping support Nigeria's economic growth and prosperity."

Nir Korman, Gilat's regional vice president, Africa, said, "We are pleased to have been chosen once again by DCC to help address Nigeria's communications needs. Gilat's SkyEdge II is an excellent solution for the banking sector. With its high efficiency and full adaptivity, SkyEdge II gets the most out of the satellite link while providing a high-performance, reliable solution to DCC's customers. The system's scalability will allow DCC to add more advanced services in the future, such as video conferencing, digital signage on automatic teller machines, and mobile banking."

SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. SkyEdge II enables the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications.

About DCC Satellite & Networks Ltd.

DCC Satellite & Networks, based in Lagos, Nigeria, provides local, metropolitan, wide-area network and enterprise infrastructure technology management solutions to a variety of enterprises and government agencies throughout Africa. DCC is the communications subsidiary of Computer Warehouse Group and serves approximately 70 percent of Nigeria's banks. For more information, please visit www.cwlgroup.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq:GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas, primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge(tm) and SkyEdge II Product Family.

The Gilat Satellite Networks Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5848

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

CONTACT: Gilat Satellite Networks Ltd. Kim Kelly +972-3-925-2406 Kimk@gilat.com